UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-34958

CUSIP Number 26605Q106

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Part I — Registrant Information

Dunxin Financial Holdings Limited
Full Name of Registrant

China Xiniya Fashion Limited
Former Name if Applicable

23rd Floor, LianFa International Building No 128 Xu Dong Street, Wuchang District Wuhan City, Hubei Province 430063 People’s Republic of China
Address of Principal Executive Office

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has determined that it is unable to file with the Securities and Exchange Commission the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Form 20-F”) within the prescribed time period without unreasonable effort or expense. The registrant requires additional time to ensure the accuracy of its 2019 financial information, and to complete the required discussion and analysis of the Registrant’s business, due to the current economic environment, including circumstances related to the novel coronavirus (COVID-19) global outbreak. The resulting delays have rendered timely filing of the Form 20-F impracticable without undue hardship and expense to the Registrant. The registrant anticipates that it will file the Form 20-F within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Qizhi Wei	86-27-88569912
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

DUNXIN FINANCIAL HOLDINGS LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 15, 2020	By:	/s/ Ricky Qizhi Wei
Ricky Qizhi Wei, Chief Executive Officer

3